Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-135135
(Supplementing Preliminary Prospectus
dated June 19, 2006)
American Medical Systems Holdings, Inc.
Final Terms and Conditions of Convertible Senior Subordinated Notes due 2036
The notes will not be listed on any securities exchange or included in any automatic quotation system.
Lead Manager: Piper Jaffray & Co.
Co-Manager: Thomas Weisel Partners LLC
Co-Manager: KeyBanc Capital Markets

Title of Securities:	3¼% Convertible Senior Subordinated Notes due 2036

Final Maturity Date:	July 1, 2036

Conversion Rate:	51.5318 shares of common stock per $1,000 principal amount of notes, subject to adjustment

Conversion Price:	$19.406 per share

Annual Interest Rate:	3¼%

Interest Payment Dates:	January 1 and July 1, beginning January 1, 2007

Record Dates:	June 15 and December 15

Public Offering Price:	100%

Underwriting Discount per Note:	3.0%

Aggregate Principal Amount:	$325.00 million ($373.75 million if the underwriters’ over-allotment option is exercised in full)

Proceeds Before Expenses to AMS:	$315.25 million (approximately $362.54 million if the underwriters’ over-allotment option is exercised in full)

Optional Redemption:	Beginning July 6, 2011 and ending on June 30, 2012 at 100.929% and beginning July 1, 2012 and ending on June 30, 2013 at 100.464% and thereafter at 100% of the principal amount

Net Share Settlement:	If the conversion value of a note is greater than $1,000, the holder of the note will receive $1,000 in cash and the excess amount in shares of common stock upon conversion of the note. If the conversion value of the note is equal to or less than $1,000, the holder of the note will receive only cash upon conversion of the note. The Company believes this provision, commonly referred to as net share settlement, may result in significantly less ownership dilution to the Company and higher earnings per share than a standard convertible note, which typically provides for the full conversion value to be issued in shares.

Investor Puts:	July 1, 2013, 2016, 2021, 2026 and 2031

Contingent Conversion:	130%

Contingent Payment:	120%

Trade Date:	June 22, 2006

Settlement Date:	June 27, 2006

Form of Offering:	SEC Registered (Registration Statement No. 333-135135)

Underwriters:	Piper Jaffray & Co., Thomas Weisel Partners LLC and KeyBanc Capital Markets

CUSIP:	02744M AA 6

ISIN:	US02744MAA62

Make Whole Premium Upon a Designated Event:	Upon the occurrence of certain designated events prior to July 1, 2013, the Company will pay a make whole premium if a holder converts its notes in connection with such events by increasing the conversion rate applicable to such notes. The following table shows the amount, if any, by which the applicable conversion rate will increase for each hypothetical stock price and effective date set forth below.

	June 27,	July 1,	July 1,	July 1,	July 1,	July 1,	July 1,	July 1,	July 1,
	2006	2006	2007	2008	2009	2010	2011	2012	2013
Stock Price on Effective Date
$15.22	14.17	14.17	14.17	14.17	14.17	14.17	14.17	14.17	14.17
$20.00	10.18	10.18	9.40	8.34	7.05	5.18	0.77	0.77	0.77
$25.00	6.76	6.76	6.06	5.24	4.07	2.49	0.40	0.40	0.00
$30.00	4.95	4.95	4.29	3.70	2.74	1.42	0.33	0.33	0.00
$35.00	3.65	3.65	3.14	2.71	1.93	1.05	0.29	0.29	0.00
$40.00	2.84	2.84	2.45	2.14	1.50	0.83	0.25	0.25	0.00
$45.00	2.28	2.28	1.96	1.73	1.21	0.68	0.22	0.22	0.00
$50.00	1.85	1.85	1.59	1.43	1.00	0.58	0.20	0.20	0.00
$55.00	1.53	1.53	1.31	1.20	0.84	0.50	0.18	0.18	0.00
$60.00	1.30	1.30	1.11	1.02	0.72	0.43	0.17	0.17	0.00
$65.00	1.09	1.09	0.94	0.88	0.62	0.38	0.15	0.15	0.00
$70.00	0.92	0.92	0.79	0.76	0.54	0.34	0.14	0.14	0.00
******
The Company has filed a registration statement (including a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (and the supplement thereto) in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter, or any dealer participating in the offering will arrange to send to you the prospectus supplement if you request it by calling (415) 984-5144 or you may e-mail a request to Brian.X.Sullivan@PJC.com.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

2